EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)	Three months ended March 31,						Year ended 12/31/2004
	2005				2004
	(Thousands of dollars)
	Actual		Pro Forma		Actual		Pro Forma
Fixed Charges, as defined
Interest on long-term debt	$24,064		$35,294		$22,442		$139,436
Other interest	4,860		738		317		867
Amortization of debt discount and expense	878		988		929		4,154
Interest on lease agreements	5,195		5,195		5,410		21,638

Total Fixed Charges	34,997		42,215		29,098		166,095

Earnings before income taxes and undistributed income from equity investees	171,484		164,266		171,320		348,755

Earnings available for fixed charges	$206,481		$206,481		$200,418		$514,850

Ratio of earnings to fixed charges	5.90	x	4.89	x	6.89	x	3.10	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of net income plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.

The unaudited pro forma ratio of earnings to fixed charges gives effect to the increased interest expense from the issuance of the following described notes and the reduction of interest expense resulting from the anticipated repayment of commercial paper borrowings during the pro forma periods noted above. The “notes” are $800 million of notes, comprised of $400 million in 10-year maturities with a coupon of 5.20 percent and $400 million in 30-year maturities with a coupon of 6.00 percent as further described in our Prospectus Supplement dated June 14, 2005 and filed June 16, 2005 with the Securities and Exchance Commission.